UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

DuPont de Nemours, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38196	81-1224539
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

974 Centre Road, Building 730
Wilmington, DE 19805
(Address of principal executive offices) (Zip code)

Erik T. Hoover
(302) 774-3034
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2025.

SECTION 1 - CONFLICT MINERAL DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of DuPont de Nemours, Inc.’s (“DuPont” or the “Company”) Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Form SD and the Conflict Minerals Report are publicly available on the Company’s website at www.investors.dupont.com/investors, as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

SECTION 2 - EXHIBITS
Item 2.01 Exhibits.

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DUPONT DE NEMOURS, INC.
Registrant

By:	/s/ Antonella B. Franzen
Name:	Antonella B. Franzen
Title:	Chief Financial Officer

Date:	June 1, 2026